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                          February 5, 2024

       Todd Franklin Watanabe
       President and Chief Executive Officer
       Arcutis Biotherapeutics, Inc.
       3027 Townsgate Road, Suite 300
       Westlake Village, California 91361

                                                        Re: Arcutis
Biotherapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed January 31,
2024
                                                            File No. 333-276794

       Dear Todd Franklin Watanabe:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alan
Campbell at 202-551-4224 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Ross McAloon